

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Via E-mail
Mr. Matthew Wolsfeld
Chief Financial Officer
Northern Technologies International Corporation
4201 Woodland Road
P.O. Box 69
Circle Pines, MN  55014

> **Re:** **Northern Technologies International Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed November 14, 2014**
> **File No. 1-11038**

Dear Mr. Wolsfeld:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief